UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. [    ])*

TCW Direct Lending LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

0001603480

(Issuer’s CIK Number)

(CUSIP Number)

Jimmy Teo

GIC Private Limited

168, Robinson Road

#37-01, Capital Tower

Singapore 068912

+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CIK No. 0001603480	SCHEDULE 13D	Page 2

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 4,000,000
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 4,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 27.7%[1]
14.	Type of Reporting Person: CO

[1]	The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

CIK No. 0001603480	SCHEDULE 13D	Page 3

1.	Names of Reporting Persons. Celui Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 3,000,000
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 20.8%[1]
14.	Type of Reporting Person: CO

[1]	The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

CIK No. 0001603480	SCHEDULE 13D	Page 4

1.	Names of Reporting Persons. Euthalia Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 1,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 6.9%[1]
14.	Type of Reporting Person: CO

[1]	The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

CIK No. 0001603480	SCHEDULE 13D	Page 5

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”), of TCW Direct Lending LLC (the “Issuer”), whose principal executive offices are located at 865 S. Figueroa Street, Los Angeles, California 90017.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being jointly filed by GIC Private Limited (“GIC”), Celui Investments Pte. Ltd. (“Celui”) and Euthalia Pte. Ltd. (“Euthalia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are all private companies limited by shares organized under the laws of the Republic of Singapore. GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. The principal business of Celui and Euthalia is to undertake and transact all kinds of investment business. Celui and Euthalia are managed and controlled by GIC.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship

Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Minister for Trade & Industry	Singapore Citizen

Heng Swee Keat	Ministry for Education 1 North Buona Vista Drive Singapore 138675	Minister for Education	Singapore Citizen

CIK No. 0001603480	SCHEDULE 13D	Page 6

Name	Address	Principal Occupation	Citizenship

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Minister for Finance	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security & Minister for Home Affairs	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd & Singapore Tourism Board	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Raymond Lim Siang Keat	62 Namly Garden Singapore 267390	Chairman, APS Asset Management	Singapore Citizen

Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen

Loh Boon Chye	50 Collyer Quay #14-01 OUE Bayfront Singapore 049321	Dy President (APAC), BofA Merrill Lynch	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

CIK No. 0001603480	SCHEDULE 13D	Page 7

Name	Address	Principal Occupation	Citizenship

S Dhanabalan	1E Chatsworth Avenue Singapore 249842	Member, Council of Presidential Advisors	Singapore Citizen

Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of Celui and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship

Betty Tay Hui Choo	168 Robinson Road #37-01 Capital Tower Singapore 068912	Head of External Managers Department, GIC	Singapore Citizen

Edwin Choi Chik Wan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, External Managers Department, GIC	British National (Overseas)

The following are each of the executive officers and directors of Euthalia and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship

Betty Tay Hui Choo	168 Robinson Road #37-01 Capital Tower Singapore 068912	Head of External Managers Department, GIC	Singapore Citizen

Edwin Choi Chik Wan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Senior Vice President, External Managers Department, GIC	British National (Overseas)

CIK No. 0001603480	SCHEDULE 13D	Page 8

(d-e) During the last five years, neither the Reporting Persons nor, to any Reporting Person’s knowledge, any executive officer or director as listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to subscription agreements, dated January 15, 2015, Celui and Euthalia agreed to purchase 3,000,000 and 1,000,000 Common Units, respectively, at a price of $100 per Common Unit.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units for investment purposes, and note that transfers of Common Units by the Reporting Persons are restricted pursuant to Section 10.1 through 10.3 of the Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of September 19, 2014 (the “LLC Agreement”). The foregoing description of the LLC Agreement in this Item 4 is qualified in its entirety by reference to the full text of the LLC Agreement included as Exhibit 99.2 and incorporated herein by reference. The Reporting Persons intend to evaluate the business prospects of the Issuer as well as its present and future intentions from time to time, and reserve the right to take such actions as they may deem appropriate.

Except as set forth above, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Common Units and the percentage of total outstanding Common Units beneficially owned by the Reporting Person as of the date hereof is set forth below:

CIK No. 0001603480	SCHEDULE 13D	Page 9

Reporting Person	Number of Common Units Beneficially Owned	Percentage of Outstanding Common Units[1]
GIC	4,000,000	27.7%
Celui	3,000,000	20.8%
Euthalia	1,000,000	6.9%

Celui is the direct owner of 3,000,000 Common Units and shares the power to vote and the power to dispose of all such Common Units with GIC. Euthalia is the direct owner of 1,000,000 Common Units and shares the power to vote and the power to dispose of all such Common Units with GIC.

GIC manages the investments of Celui and Euthalia, and as such, pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, GIC may be deemed to beneficially own all of the Common Units beneficially owned by Celui and Euthalia.

The Reporting Persons disclaim membership in a group.

(c) No transactions in the Common Units were effected by any of the Reporting Persons within the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference.

Moreover, on January 15, 2015, Celui entered into a Subscription Agreement with the Issuer to subscribe for 3,000,000 Common Units, and Euthalia entered into a Subscription Agreement with the Issuer to subscribe for 1,000,000 Common Units (collectively, the “Subscription Agreements”). By entering into the Subscription Agreements, Celui and Euthalia became parties to the LLC Agreement. The LLC Agreement is by and among those persons who have entered into subscription agreements with the Issuer for the purchase of Common Units in the Issuer as members, or who are subsequently admitted to the Issuer as holders of Common Units. The LLC Agreement sets forth the terms pursuant to which the Issuer will be operated and the rights and obligations of its members, including, but not limited to, the transfer and

[1]

The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

CIK No. 0001603480	SCHEDULE 13D	Page 10

voting of Common Units. The foregoing description of the LLC Agreement in this Item 6 is qualified in its entirety by reference to the full text of the LLC Agreement included as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Second Amended and Restated Limited Liability Company Agreement of TCW Direct Lending LLC (incorporated herein by reference to Exhibit 3.4 to the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed on November 7, 2014)

CIK No. 0001603480	SCHEDULE 13D	Page 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

By:	/s/ Jimmy Teo
Name:	Jimmy Teo
Title:	Senior Vice President

CELUI INVESTMENTS PTE. LTD.

By:	/s/ Edwin Choi
Name:	Edwin Choi
Title:	Director

EUTHALIA PTE. LTD.

By:	/s/ Edwin Choi
Name:	Edwin Choi
Title:	Director

January 26, 2015